**IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO**

Civil Action No. 1:16-cv-3162

JOAN OBESLO,
STEVE MIGOTTI,
VALERIE MIGOTTI,
JAMES DIMAGGIO,
ANNE HALL,
CAROL A. REYNON-LONGORIA,
CYNTHIA BERNAL, and
TINA GORRELL-DEYERLE
on behalf of GREAT-WEST FUNDS, INC.,

Plaintiffs,

v.

GREAT-WEST LIFE AND ANNUITY INSURANCE COMPANY, and
GREAT-WEST CAPITAL MANAGEMENT, LLC,

Defendants.

COMPLAINT

Jury trial demanded

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1. Plaintiffs bring this action on behalf of and for the benefit of themselves and all other shareholders of Great-West Funds Inc. to recover excessive and unlawful fees paid in violation of §36(b) of the Investment Company Act, 15 U.S.C. §80a-35(b), as well as lost profits and other actual damages caused to shareholders of Great-West Funds Inc. as a result of excessive compensation that Defendants caused Great-West Funds Inc. to pay to Great-West Life & Annuity Insurance Company.

1

Great-West Funds, Inc.

2. Great-West Funds, Inc. is a Maryland corporation with its principal place of business presently located in Denver, Colorado. It was incorporated in Maryland in 1981 as Maxim Series Fund Inc. and commenced business as an investment company in 1982. In 2012, it changed its name to Great-West Funds, Inc.

3. Great-West Funds is a registered, open-end management investment company under §3 and §4 of the Investment Company Act, 15 U.S.C. §80a-3 and §80a-4. It issues shares of its stock in series that it calls Funds, and has had and presently has approximately 63 Funds.

4. The Funds are insurance-dedicated mutual funds, which means they are available only through insurance company separate accounts to fund variable annuity contracts and variable life insurance policies issued by Defendant Great-West Life & Annuity Insurance Company or its subsidiaries as part of a retirement plan. Fund shares are held primarily in small and medium sized company and government IRC §401(k) retirement plans, with smaller amounts held in rollover individual retirement accounts, IRC §457 government retirement plans, and IRC §403(b) not-for-profit programs. Shares are not sold directly to the public. Thus, a participant in a Great-West retirement plan is limited in her investment choices to the Funds that are included in that plan and has no choice over the fees that are deducted from those Funds.

5. Great-West Funds is governed by a board of directors that, during the time in suit, has consisted of Gail H. Klapper, Stephen G. McConahey, Donna L. Lynne (until June 2016), and one director affiliated with Defendant Great-West Life & Annuity Insurance

Company. Apart from their work as directors of Great-West Funds Inc., none of the three non-affiliated directors have any experience working for or serving as a director of an investment company or investment adviser.

6. None of the directors owned either directly or beneficially any share of the Funds at any time at issue in this action, or at present.

Great-West Life & Annuity Insurance Company (GWLA)

7. Defendant Great-West Life & Annuity Insurance Co. (GWLA) is an insurance company domiciled in Denver, Colorado. It is wholly owned, through a number of subsidiaries, by Great-West Lifeco Inc., a Canadian holding company. The shares of Great-West Lifeco Inc. are publicly traded on the Toronto Stock Exchange as GWO.

8. The vast majority of GWLA's business (over 95%) consists of providing retirement plans through its business name "Empower Retirement." As of 2014, GWLA also does business as "Great-West Financial."

Great-West Capital Management LLC (GWCM)

9. Defendant Great-West Capital Management LLC (GWCM) is a limited liability company organized under Colorado law that presently maintains its principal place of business in Denver, Colorado at the same address as GWLA and Great-West Funds (8515 East Orchard Road, Greenwood Village, Colorado). GWCM incorporated in Colorado as GW Capital Management Inc. in 1994, converted to a limited liability company in 1997, and changed its name to Great-West Capital Management LLC in 2012. It formerly was named Maxim Capital Management, LLC. GWCM is a wholly owned subsidiary of GWLA. As such, GWCM and GWLA are affiliated persons of each

other under the Investment Company Act.

10. GWCM does not have its own employees and officers. Instead, it is provided employees and officers from its parent GWLA. GWLA pays all of the expenses and provides all the facilities for GWCM to conduct its business and advances GWCM all funds that GWCM needs to conduct its business.

11. GWCM registered with the SEC as an investment adviser under the Investment Advisers Act in 1996. GWCM is the investment adviser of all the Funds under the terms of a single Investment Advisory Agreement dated May 1, 2015. GWCM created Great-West Funds for the benefit of GWLA and to further GWLA's business. GWCM has earned substantial and excessive profits from the fees it gets from the Funds and has passed and passes those profits on to GWLA in the form of dividends and other payments, including nominal reimbursement of expenses and payments on contracts by which it purportedly hired GWLA to provide services to the Funds.

Plaintiffs

12. Plaintiff Joan Obeslo resides in Littleton, Colorado, and has been a shareholder of Great-West Funds throughout the relevant time period. She is a former life claims examiner at Great-West Life & Annuity Insurance Company, and is currently retired. She is an investor in Great-West Funds via an IRA administered by Empower Retirement.

13. Plaintiff Steve Migotti resides in Gonzales, California, and is a heavy equipment operator. He has been a shareholder of Great-West Funds throughout the relevant time period through investments held in a traditional IRA administered by Empower

Retirement.

14. Plaintiff Valerie Migotti resides in Gonzales, California. She is a former code enforcement officer for Monterey County, and is currently retired. She has been a shareholder of Great-West Funds throughout the relevant time period through investments held in a traditional IRA administered by Empower Retirement.

15. Plaintiff James DiMaggio resides in Marina, CA. He is a former geographic information systems analyst for Monterey County, and is currently retired. He has been a shareholder of Great-West Funds throughout the relevant time period as a participant in the Monterey County Deferred Comp Plan administered by Empower Retirement.

16. Plaintiff Anne Hall resides in Pacific Grove, California, and is a court reporter for the Superior Court of Monterey County. She has been a shareholder of Great-West Funds, Inc. throughout the relevant time period through investments held in the Superior Court of California, Monterey County Deferred Compensation Plan administered by Empower Retirement.

17. Plaintiff Carol Reynon-Longoria resides in Soledad, California, and is an accountant for Monterey County. She has been a shareholder of Great-West Funds throughout the relevant time period through investments held in the Monterey County Deferred Comp Plan administered by Empower Retirement.

18. Plaintiff Cynthia Bernal resides in Salinas, California. She has been a shareholder of Great-West Funds, Inc. throughout the relevant time period through the Monterey County Deferred Comp Plan administered by Empower Retirement.

19. Plaintiff Tina Gorrell-Deyerle resides in Pacific Grove, California. She has been a

shareholder of Great-West Funds, Inc. throughout the relevant time period through the Superior Court of California, Monterey County Deferred Compensation Plan administered by Empower Retirement.

Jurisdiction and Venue

20. This Court has jurisdiction of the claims under 15 U.S.C. §§80a-35(b)(5), 80a-43, and 28 U.S.C. §1331.

21. Venue is proper in this judicial district under 15 U.S.C. §80a-42 and 28 U.S.C. §1391 because Defendants reside in this district, maintain their common office in this district, and/or transact business in this district, and because certain of the acts and transactions giving rise to Plaintiffs' claims occurred in this district.

GWCM's and GWLA's fiduciary duties under ICA §36(b)

22. Section 36(b) of the Investment Company Act imposes a "fiduciary duty [on investment advisers] with respect to the receipt of compensation for services." 15 U.S.C. §80a-35(b). It authorizes any security holder of an investment company to bring an action on behalf of the investment company against the investment adviser of that company and an affiliated person of that adviser who has a fiduciary duty concerning such compensation or payments, for breach of fiduciary duty in respect of such compensation or payments paid by such investment company or by the security holders thereof to such investment adviser or person and to recover the investment company's actual damages resulting from the breach. An adviser or affiliate breaches it fiduciary duty and is liable for the investment company's actual damages if it takes compensation that is so disproportionately large that it bears no reasonable relationship to the services

rendered and could not have been the product of arm's-length bargaining. *Jones v. Harris Assocs. LP*, 559 U.S. 335, 346 (2010). A transaction that does not carry the earmarks of an arm's-length bargain will be set aside. *Id.* at 347.

**The Administrative Services Agreement
Between Great-West funds
and Great-West Life & Annuity Insurance Co.**

23. Since at least 2006 and until mid-2015, GWCM contracted with GWLA under the terms of an "Administrative Services Agreement" by which GWCM agreed to pay GWLA an amount equal to 35 basis points (0.35%) of the average daily net assets of the Funds. This was purportedly in return for GWLA providing the Funds administrative and recordkeeping services such as maintaining a record of the number of Fund shares held by each Fund shareholder, performing the required sub-accounting necessary to record retirement plan participant interests in Funds, investigating inquiries from retirement plan representatives or Fund shareholders, and recording the ownership interest of Fund shareholders and maintaining a record of the total number of shares issued to shareholders.

24. Neither the Board of Directors of Great-West Funds nor the shareholders of Great-West Funds approved the Administrative Services Agreement between GWCM and GWLA. Since GWCM is a wholly owned subsidiary of GWLA that passes all of its profits on to GWLA in various forms, the Administrative Services Agreement did not result from arm's-length bargaining between GWLA and GWCM and is not evidence of reasonable compensation for the services GWLA nominally provides under the Agreement. Instead, the Administrative Services Agreement served as a vehicle by

which GWCM could pass on profits to GWLA in disguised form. The 35 basis point fee

bears no reasonable relation to the cost of the services GWLA actually provided under

the Agreement.

25. Although the assets of the Funds have more than doubled from 2006 through

2014, GWLA has never reduced its 35 basis point asset-based fee, meaning that as

Funds assets increased, GWLA revenues have increased, and increased at a rate that

was far greater than the cost to GWLA of providing services to the Funds. The

Administrative Services Agreement has been immensely profitable to GWLA, providing

ever-increasing profits of millions of dollars per year. This is in addition to the immense

profitability of the investment advisory fees that GWCM took from the Funds, which

have increased from year-to-year and also are multiple millions of dollars.

26. As of May 1, 2015, GWLA and GWCM caused Great-West Funds to take over

the Administrative Services Agreement. Effective that date Great-West Funds entered

into an Administrative Services Agreement with GWLA directly whereby Great-West

Funds itself agreed to pay GWLA 35 basis points of the average daily net assets of the

Funds in return for the same purported administrative and recordkeeping services as

under the prior Agreements with GWCM. The terms of the May 1, 2015 Administrative

Services Agreement are identical in all material respects with the prior Agreements with

GWCM.

27. After Great-West Funds entered into the May 1, 2015 Administrative Services

Agreement directly with GWLA, GWCM reduced its advisory fee on all Funds by 35

basis points. In other words, the 35 basis points payment to GWLA, although previously made from GWCM's assets, in fact was always just a pass-through of 35 basis points of Fund assets to GWLA.

28. On behalf of GWLA, GWCM presented to the Great-West Funds board the proposal to enter into the Administrative Services Agreement directly with GWLA. The Great-West Funds board did not engage in any significant analysis of the profits GWLA had been making from the 35 basis point fee that GWCM had been paying, especially since Fund assets had more than doubled, did not engage in any significant analysis of the services GWLA provided or the cost of those services, and did not even attempt to negotiate a lower fee on behalf of the shareholders of Great-West Funds. The Great-West Funds board did not even attempt to put the Funds' recordkeeping services out for competitive bidding and did not obtain any information from sources not affiliated with GWLA on what other companies have charged for similar services or what would be a reasonable, arm's-length negotiated fee. The Great-West Funds board did not even question why GWLA should be paid an asset-based fee instead of a fixed fee, or a fee based on number of Fund shareholders, even though the cost of providing its recordkeeping and administrative services varies by the number of shareholders and participants, not the amount of assets in the Funds. Instead, the Great-West Funds board just uncritically accepted the exact same contract terms as GWCM had agreed to, even though GWCM had no interest in negotiating terms favorable to Fund shareholders and had as its only interest passing profits on to its parent GWLA.

29. In presenting the Administrative Services Agreement to the Great-West Funds board for approval. GWCM was obligated under 15 U.S.C. §80a-15(c) (Investment

Company Act §15(c)) to provide the Great-West Funds board all information necessary

for the board to evaluate the terms of the Agreement and had a fiduciary duty under 15

U.S.C. §80a-35(b) (Investment Company Act §36(b)) with respect to GWLA's receipt of

compensation under the Administrative Services Agreement. GWCM breached its

duties under §15(c) and §36(b) by failing to provide the Great-West Funds board

complete and accurate information regarding the profitability of the Agreement to

GWLA, the cost to GWLA of providing services under the Agreement, the exact nature

of the services GWLA provided under the Agreement, whether recordkeeping and

administrative services vary by assets under management, and whether GWLA would

be willing to provide its services at a fixed rate not dependent upon Fund assets or a fee

lower than provided in the Agreement.

30. The 2015 Administrative Services Agreement also has proved to be immensely

profitable to GWLA, providing it multiple millions of dollars in profits and an outsized

profit margin.

31. The Great-West Funds board must approve the Administrative Services

Agreement (or seek to amend it) annually.The board approved renewal of the

Administrative Services Agreement without meaningfully examining the profits GWLA

earned from that Agreement, examining and understanding GWLA's costs in providing

services under the Agreement, examining and understanding what services GWLA

provided, comparing GWLA's fees to the fees of other providers of similar services, or

putting the Funds' recordkeeping services out for competitive bidding to determine the

true market rate for those services. The Great-West Funds board also did not even examine why GWLA was being paid an asset-based fee or whether GWLA could

provide the same services for a fixed fee or a fee lower than 35 basis points of Fund

assets. The Great-West Funds board did not obtain any information from sources not

affiliated with GWLA as to what would be reasonable compensation for the services

GWLA provided to the Funds.

32. In presenting the Administrative Services Agreement to the Great-West Funds

board for approval in 2016, GWCM was obligated under 15 U.S.C. §80a-15(c)

(Investment Company Act §15(c)) to provide all information necessary for the board to

evaluate the terms of the Agreement and had a fiduciary duty under 15 U.S.C. §80a-

35(b) (Investment Company Act §36(b)) with respect to GWLA's receipt of

compensation under the Agreement. GWCM breached its duties under §15(c) and

§36(b) by failing to provide the Great-West Funds board complete and accurate

information regarding the profitability of the Agreement to GWLA, the cost to GWLA of

providing services under the Agreement, the exact nature of the services GWLA

provided under the Agreement, whether recordkeeping and administrative services vary

by assets under management, and whether GWLA would be willing to provide its

services at a fixed rate not dependent upon Fund assets or a lower fee than provided in

the Agreement.

33. Most of the work purportedly performed by GWLA under the Administrative

Services Agreement is for recordkeeping, which includes the keeping of individual

shareholder accounts and handling investments and distributions from and to

shareholders. Such recordkeeping services are essentially commodity services, required to be provided for all investment companies and defined contribution retirement plans. Companies provide recordkeeping services on a fixed-price basis, including a total dollar annual fee or fixed-dollar per investment account basis, not on the basis of a percentage of mutual fund assets. That is because the cost to provide recordkeeping services varies by the number of shareholder or participant accounts, not the amount of money in the account. It costs no more to keep the records of a $100,000 account than a $1,000 account.

34. Since 2011, DST Systems Inc. has been providing recordkeeping services to the Funds under the terms of an Agency Agreement under which DST has been acting as the Plans' transfer agent and dividend disbursing agent. A transfer agent performs at a mutual fund level the same recordkeeping work as is done at a retirement plan level.

35. The DST Agency Agreement was entered into as the result of arm's-length bargaining with a company not affiliated with GWLA. Therefore, it represents a true market rate of the cost to the Funds for providing recordkeeping services. DST does not receive compensation based on a percentage of the Funds' assets. Instead it receives a combination of fixed-dollar annual fees, fixed-dollar per Fund fees, and fixed-dollar per Fund shareholder fees. Consequently, DST does not receive greater revenues and profits as Fund assets increase even though its services and costs do not.

36. Among the services DST has been and currently provides is the use of its computerized data processing system for mutual fund shareholder accounting, in which all Fund shareholder account information is maintained and used for providing all recordkeeping and administrative services. DST thus provides all core recordkeeping

services for the Funds.

37. DST provides all or nearly all (if not in fact all) recordkeeping and administrative services for the Funds. What additional recordkeeping and administrative services that GWLA provides for the Funds are much more limited that what DST provides and are based on DST's services. For instance, GWLA may keep records of individual participant accounts within an employer-provided retirement plan in which the plan is treated as the Fund shareholder by DST. GWLA also may provide services such as call centers or websites that retirement plan administrators or participants may access for information about their plans or accounts. Those services, however, do not vary in terms of the amount of money invested in an individual participant's account, but instead vary, at most, by the number of participants in the plan. GWLA (either directly or through a subsidiary) also may just subcontract all of its work to DST and pay DST only a small fraction of the asset-based fee it receives. GWLA receives far more in fees relative to the services it provides than DST receives. DST receives far less than GWLA for similar, if not the same, services.

38. Defined contribution plan recordkeeping services are commodity services which many unaffiliated companies will bid for in a competitive process and provide on the basis of a fixed dollar amount per participant and/or total fixed dollar amount per plan. The defined contribution plans that GWLA establishes and maintains through Empower Retirement and Great-West Financial, however, are not allowed to put their recordkeeping services out for competitive bidding, but instead are captive within the Great-West system and using GWLA (or its affiliates) for their recordkeeper, with the

cost for providing those services embedded in the Great-West Funds or in the non-Great-West Funds included in the Empower Retirement plans that pay a similar 35 basis point fee, which are the only investment options that GWLA allows in Empower Retirement plans. Although recordkeeping fees for smaller defined contribution retirement plans tend to be higher on a per-participant basis than for large plans, because GWLA administers all of its Empower Retirement plans in a uniform manner, all of those smaller plans can be treated as a single large plan in terms of bidding out the cost for providing recordkeeping services and economies of scale, and the smaller plans can benefit from a lower per-participant recordkeeping fee so long as the fiduciaries responsible for those fees perform their duties and act for the benefit of Fund shareholders.

39. GWCM and GWLA failed to fully inform the Great-West Funds board of the disparity in the costs to GWLA of providing recordkeeping services under the Administrative Services Agreement and the fees Great-West Funds paid for those services, including the fact that the expense for paying for those services is account-based, but the fees are asset-based, which ensured GWLA increased profits and higher profit margins as Fund assets increased. GWCM and GWLA also did not clearly and accurately report to the Great-West Funds board the true costs and profits of the Administrative Services Agreement to GWLA, did not accurately describe the nature of the services GWLA provided under the Administrative Services Agreement, and did not completely and accurately provide the board information regarding the terms on which unaffiliated companies such as DST provide such services.

40. GWCM and GWLA did not provide the Great-West Funds board adequate information on which to determine and the board did not properly determine that the Administrative Services Agreement was in the best interest of Great-West Funds and its shareholders, that all of the services to be performed under the Administrative Services Agreement were required for the operation of Great-West Funds and were not being performed by other parties, that GWLA could provide services of a nature and quality at least equal to other providers, and that the 35 basis point fee was fair and reasonable in light of the usual and customary charges made by others for services of the same nature and quality, such as DST or other administrative services providers.

41. The Administrative Services Agreement does not provide for a reduction in the percentage of assets fee paid to GWLA to share economies of scale that result from the increase in Fund assets and neither GWCM nor GWLA nor the Great-West Funds board made any determination of why that was beneficial to or in the best interest of the shareholders of Great-West Funds. In fact, GWLA's 35 basis point fee has not declined at all even though Fund assets have more than doubled.

42. GWCM and GWLA failed to provide the Great-West Funds board adequate information by which to determine whether the Administrative Services Agreement provides GWLA an excessive and unreasonable rate of return on the capital GWLA invested (if any) in performing the services under the Administrative Services Agreement and the Great-West Funds board never examined whether the rate of return provided by the Administrative Services Agreement was reasonable.

43. GWCM and GWLA failed to provide the Great-West Funds board adequate

information by which to determine that the profits from the Administrative Services

Agreement and the affiliated relationship between GWCM and GWLA as a whole were

reasonable and the Great-West Funds board never performed an adequate

investigation by which to make that determination.

44. For these reasons, GWCM and GWLA breached their fiduciary duties under

§15(c) and §36(b) of the Investment Company Act in causing Great-West Funds to

enter into and renew the Administrative Services Agreement and in causing Great-West

Funds to pay excessive compensation to GWLA on the basis of a percentage of the

Funds' assets. Consequently, GWCM and GWLA caused Great-West Funds to enter

into a joint enterprise, joint arrangement, and or profit-sharing plan in violation of 15

U.S.C. §80a-17(d) and 17 C.F.R. §270.17d-1, meaning that the Administrative Services

Agreement is unlawful and unenforceable. The compensation GWLA received under the

Administrative Services Agreement thus was the transfer of Great-West Funds assets to

GWLA by unlawful means, and GWLA must disgorge to Great-West Funds all

compensation it received under that unlawful and unenforceable Agreement.

45. In addition, GWCM and GWLA breached their fiduciary duties under §36(b) of

the Investment Company Act by charging fees under the Administrative Services

Agreement that are so disproportionately large that they bear no reasonable relationship

to the services rendered and could not have been (and were not) the product of arm's-

length bargaining.

**The nature and quality of the services GWLA provides
do not justify the compensation it received.**

46. GWLA does not provide services under the Administrative Services Agreement

that are significantly different from the transfer agent services provided by DST, and certainly are not so different as to justify the vast discrepancy between the asset-based compensation paid to GWLA and the fixed-fee and per-account fees paid to DST. Any additional services that GWLA does provide do not vary in cost with the amount of assets in the Funds. The cost of those services either does not increase as Fund assets increase, or increase at a slower rate. Therefore, an asset-based fee for GWLA's services provides excessive compensation that bears no reasonable relationship to the services provided. Moreover, GWLA's services are not so extraordinary or exceptional as to justify its extraordinary and exceptional compensation.

GWLA's administrative services fees are immensely profitable.

47. As indicated above, the Administrative Services Agreement fees paid by Great-West Funds to GWLA are immensely profitable to GWLA and have consistently provided GWLA profits for the past 4 years. GWLA has provided its ultimate parent—Great-West Lifeco Inc.—profits of $300 million in 2015 and 2014. GWLA's profits are disproportionately large and unreasonable, especially in conjunction with the similar profits made by its subsidiary GWCM.

GWLA receives numerous and immense fall-out benefits.

48. GWLA receives numerous and immense fall-out benefits that were not adequately disclosed to or considered by the Great-West Funds board. GWLA receives a 35 bps fee from all non-Great-West Funds that are included in Great-West asset allocation funds. GWLA receives immense profits from the investment advisory fees that its subsidiary GWCM takes from the Funds, which presently are the subject of two

lawsuits under §36(b) of the Investment Company Act.

49. GWCM causes the Funds invest hundreds of millions of dollars in investment contracts issued by GWLA by which GWLA promises to pay a fixed, small amount of interest but earns far more from the investment of those funds in its general account.

50. GWCM and GWLA have structured the Great-West SecureFoundation® Lifetime and Balanced Funds in such a way that anyone who invests in one of those Funds must purchase a deferred annuity contract from GWLA at a cost of 90 basis points of her investment in the Fund (charged monthly) in return for a nominal guaranteed lifetime withdrawal benefit, which is immensely profitable to GWLA.

51. GWLA markets its retirement business through a business unit called Empower Retirement, which provides GWLA a means to sell other insurance and annuity products and executive benefits products to Empower Retirement plan sponsors and participants.

52. GWCM and GWLA allow GWLA subsidiary Advised Assets Group LLC to provide investment advisory services to Empower Retirement plan participants in return for profitable fees and in return for steering participants into Great-West Funds that profit GWCM and GWLA.

53. GWLA subsidiary Great-West Trust Company LLC provides trustee services for a profitable fee for Empower Retirement plans.

**Because GWLA's costs do not increase with Fund assets,
but its compensation does,
GWLA achieves but does not share economies of scale.**

54. The Administrative Services Agreement provides no breakpoints or other

provisions to ensure that Great-West Funds shareholders share in economies of scale as Funds assets increased. GWLA's costs are fixed or do not increase as Fund assets increase, although its compensation does increase. Therefore, as Fund assets increase (and they have doubled over the past 5 years), GWLA's profit margins have increased, as have its dollar profits.

55. The Great-West Funds board never considered and GWCM and GWLA never presented information regarding any capital investment GWLA had to make to provide services under the Administrative Services Agreement and whether GWLA had recovered all such capital investments from years of receiving excessive compensation directly from its subsidiary GWCM before May 1, 2015. While Fund assets have doubled, GWLA has never reduced its 35 basis point, asset-based fee.

GWLA's compensation is vastly excessive compared to other recordkeepers.

56. The Administrative Services Agreement provides vastly excessive compensation compared to DST's fee structure, which is not asset-based, considering that GWLA provides essentially the same services that DST provides. In addition, other companies, including non-affiliated companies, provide similar recordkeeping services for less than what GWLA received and provide defined contribution plan recordkeeping services on the basis of a fixed-dollar per participant, not a percentage of assets, which would prevent excessive compensation merely as the result of an increase in plan or Fund assets without a commensurate increase in the amount or the cost of the services provided.

The Funds directors did not act independently or conscientiously.

57. Investment companies that offer multiple mutual funds on average have 8 disinterested directors on their boards. The Funds had only 3 disinterested directors on their board. One of those directors left the board in May 2016, and the other directors still have not filled that position. The disinterested directors have consistently allowed GWLA to put one of its executives on the board without any vetting, debate, or vote, and until this year have consistently elected that interested director to be the chairman of the board.

58. One of those directors, although technically not "interested" under the Investment Company Act, nonetheless had close ties to GWLA because she incorporated the predecessor to Great-West Trust Company LLC and was one of the organizers of Great-West Trust Company LLC and served as a director of that company. Two of the directors successfully solicited charitable contributions from GWLA executives to favored charitable groups.

59. The directors never attempted to negotiate for lower fees from either GWCM or GWLA and never rejected a request made by GWCM.

60. The disinterested directors have no outside experience with management of investment companies and do not serve on any other investment company boards. They are are all based in Denver, have limited accounting, investment adviser, and investment company experience, and have such close ties with each other and GWLA entities that they did not act independently and exclusively in the interest of the shareholders of Great-West Funds. In fact, they have acted to promote GWLA's

business interests and their own interests at the expense of Fund shareholders. The

directors have demonstrated their wholesale lack of understanding of investment

companies and the various fees that are deducted from mutual fund investments.

61. As shown above, the nominally disinterested directors of Great-West Funds

exercised no independence or conscientiousness in approving execution of the

Administrative Services Agreement, but instead merely rubber-stamped the same

Administrative Services Agreement that GWCM had entered into with its own corporate

owner. The board failed to conduct meaningful inquiries into the profitability and cost to

GWLA in providing services under the Administrative Services Agreement and whether

GWLA should be compensated by a percentage of Fund assets instead of a per-

account or fixed-dollar fee, and did not understand the nature of the services GWLA

provided in contrast to the services DST provided.

GWCM and GWLA have caused the Funds to suffer millions of dollars in actual damages.

62. As a direct and proximate result of Defendants' breach of their fiduciary duties,

Great-West Funds suffered millions of dollars in actual damages from excessive fees

paid to GWLA under the Administrative Services Agreement and the lost investment

gains on those assets that should have been retained by the Funds. The damages

suffered by the Funds are uniform among each of the Funds, in that each Fund paid the

same 35 basis point fee under a single Administrative Services Agreement approved by

the same board at the same meetings, and any compensation recovered for this breach

of duty will be recovered equally for each Fund, pro rata.

63. Plaintiffs are authorized by 15 U.S.C. §80a-35(b) to bring this action to recover,

on behalf of and for the benefit of Great-West Funds the actual damages resulting from

Defendants' breach of their fiduciary duties, including the excessive fees paid by the

shareholders and the Funds to GWLA as well as the investment returns that would have

accrued to the shareholders and the Funds had those fees remained invested in the

portfolios.

Prayer for Relief

Plaintiffs pray for relief and judgment on behalf of and for the benefit of the

shareholders and the Funds as follows:

- Declare that Defendants violated 15 U.S.C. §80a-35(b) through the payment to
  GWLA of unlawful and/or excessive fees under the Administrative Services
  Agreement and enjoin Defendants from further such violations;

- Award compensatory damages against Defendants, including repayment to the
  Funds of all excessive and unlawful Administrative Services Agreement fees paid
  by the Funds from one year prior to the commencement of this action through the
  date of trial, lost investment returns on those amounts, and pre- and post-
  judgment interest thereon at the rate of return of the respective Funds;

- Rescind the Administrative Services Agreement between GWLA and Great-West
  Funds under 15 U.S.C. §80a-46, and order restitution to the Funds of the
  excessive investment advisory fees paid to GWLA by the Funds from one year
  prior to the commencement of this action through the date of trial, lost investment
  returns on those amounts, and pre- and post-judgment interest thereon;

- Award Plaintiffs reasonable attorneys' fees, expert witness fees, and costs from the fund recovered in this action such other items as may be allowed to the

maximum extent permitted by law; and

- Award such other and further relief as the Court may deem just and proper.

Jury Trial Demanded

Plaintiffs demand a trial by jury.

December 23, 2016   Respectfully submitted,

/s/   Jerome J. Schlichter_____
SCHLICHTER, BOGARD & DENTON LLP
Jerome J. Schlichter
Michael A. Wolff
Stephen E. Hoeplinger
100 South Fourth Street, Suite 1200
St. Louis, Missouri 63102
Telephone: (314) 621-6115
Facsimile: (314) 621-5934
Email: jschlichter@uselaws.com
mwolff@uselaws.com
shoeplinger@uselaws.com

Attorneys for Plaintiffs

AO 440 (Rev. 06/12) Summons in a Civil Action

UNITED STATES DISTRICT COURT

for the

District of Colorado

Joan Obeslo, et al.	))))	
Plaintiff(s)	)))	
v.	))	Civil Action No. 1:16-cv-3162
Great-West Life and Annuity Insurance Company, and Great-West Capital Management, LLC	))))	
Defendant(s)	))	

SUMMONS IN A CIVIL ACTION

To: *(Defendant's name and address)* Great-West Life and Annuity Insurance Company
c/o District of Insurance
1560 Broadway, Suite 110
Denver, CO 80202

A lawsuit has been filed against you.

Within 21 days after service of this summons on you (not counting the day you received it) — or 60 days if you are the United States or a United States agency, or an officer or employee of the United States described in Fed. R. Civ. P. 12 (a)(2) or (3) — you must serve on the plaintiff an answer to the attached complaint or a motion under Rule 12 of the Federal Rules of Civil Procedure. The answer or motion must be served on the plaintiff or plaintiff's attorney, whose name and address are: Jerome J. Schlichter
Schlichter, Bogard & Denton, LLP
100 S. 4th Street, Ste. 1200
St. Louis, MO 63102
(314) 621-6115; jschlichter@uselaws.com

If you fail to respond, judgment by default will be entered against you for the relief demanded in the complaint. You also must file your answer or motion with the court.

CLERK OF COURT

Date: _____

_____
Signature of Clerk or Deputy Clerk

AO 440 (Rev. 06/12) Summons in a Civil Action (Page 2)

Civil Action No. 1:16-cv-3162

PROOF OF SERVICE
(This section should not be filed with the court unless required by Fed. R. Civ. P. 4 (l))

This summons for *(name of individual and title, if any)* _____

was received by me on *(date)* _____ .

❒ I personally served the summons on the individual at *(place)* _____

_____ on *(date)* _____ ; or

❒ I left the summons at the individual's residence or usual place of abode with *(name)* _____

_____ , a person of suitable age and discretion who resides there,

on *(date)* _____ , and mailed a copy to the individual's last known address; or

❒ I served the summons on *(name of individual)* _____ , who is

designated by law to accept service of process on behalf of *(name of organization)* _____

_____ on *(date)* _____ ; or

❒ I returned the summons unexecuted because _____ ; or

❒ Other *(specify):*

My fees are $ _____ for travel and $ _____ for services, for a total of $ ___0.00___ .

I declare under penalty of perjury that this information is true.

Date: _____

_____
Server's signature

_____
Printed name and title

_____
Server's address

Additional information regarding attempted service, etc:

AO 440 (Rev. 06/12) Summons in a Civil Action

UNITED STATES DISTRICT COURT

for the

District of Colorado

Joan Obeslo, et al.	)
	)
	)
	)
Plaintiff(s)	)
v.	)
	)
Great-West Life and Annuity Insurance Company,	)
and Great-West Capital Management, LLC	)
	)
	)
Defendant(s)	)

Civil Action No. 1:16-cv-3162

SUMMONS IN A CIVIL ACTION

To: *(Defendant's name and address)* Great-West Capital Management, LLC
c/o The Corporation Company
7700 E. Arapahoe Rd., Ste. 220
Centennial, CO 80112-1268

A lawsuit has been filed against you.

Within 21 days after service of this summons on you (not counting the day you received it) — or 60 days if you are the United States or a United States agency, or an officer or employee of the United States described in Fed. R. Civ. P. 12 (a)(2) or (3) — you must serve on the plaintiff an answer to the attached complaint or a motion under Rule 12 of the Federal Rules of Civil Procedure. The answer or motion must be served on the plaintiff or plaintiff's attorney, whose name and address are: Jerome J. Schlichter
Schlichter, Bogard & Denton, LLP
100 S. 4th Street, Ste. 1200
St. Louis, MO 63102
(314) 621-6115; jschlichter@uselaws.com

If you fail to respond, judgment by default will be entered against you for the relief demanded in the complaint. You also must file your answer or motion with the court.

CLERK OF COURT

Date: _____

_____
Signature of Clerk or Deputy Clerk

AO 440 (Rev. 06/12) Summons in a Civil Action (Page 2)

Civil Action No. 1:16-cv-3162

PROOF OF SERVICE
(This section should not be filed with the court unless required by Fed. R. Civ. P. 4 (l))

This summons for *(name of individual and title, if any)* _____

was received by me on *(date)* _____ .

    ❏ I personally served the summons on the individual at *(place)* _____

_____ on *(date)* _____ ; or

    ❏ I left the summons at the individual's residence or usual place of abode with *(name)* _____

_____ , a person of suitable age and discretion who resides there,

on *(date)* _____ , and mailed a copy to the individual's last known address; or

    ❏ I served the summons on *(name of individual)* _____ , who is

designated by law to accept service of process on behalf of *(name of organization)* _____

_____ on *(date)* _____ ; or

    ❏ I returned the summons unexecuted because _____ ; or

    ❏ Other *(specify):*

My fees are $ _____ for travel and $ _____ for services, for a total of $ ___0.00___ .

I declare under penalty of perjury that this information is true.

Date: _____

_____
Server's signature

_____
Printed name and title

_____
Server's address

Additional information regarding attempted service, etc:

JS 44 (Rev. 11/15) District of Colorado Form

CIVIL COVER SHEET

The JS 44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. *(SEE INSTRUCTIONS ON NEXT PAGE OF THIS FORM.)*

I. (a) PLAINTIFFS
Joan Obeslo, Steve Migotti, Valerie Migotti, James DiMaggio, Anne Hall, Carol A. Reynon-Longoria, Cynthia Bernal, and Tina Gorrell-Deyerle on behalf of Great-West Funds, Inc.,

DEFENDANTS
Great-West Life and Annuity Insurance Company, and Great-West Capital Management, LLC

(b) County of Residence of First Listed Plaintiff   Arapahoe
(EXCEPT IN U.S. PLAINTIFF CASES)

County of Residence of First Listed Defendant   Arapahoe
(IN U.S. PLAINTIFF CASES ONLY)
NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE TRACT OF LAND INVOLVED.

(c) Attorneys *(Firm Name, Address, and Telephone Number)*
Jerome J. Schlichter, Schlichter Bogard & Denton, LLP, 100 S. 4th Street, Ste. 1200, St. Louis, MO 63102; (314) 621-6115

Attorneys *(If Known)*

II. BASIS OF JURISDICTION *(Place an "X" in One Box Only)*

☐ 1   U.S. Government Plaintiff

☒ 3   Federal Question
(U.S. Government Not a Party)

☐ 2   U.S. Government Defendant

☐ 4   Diversity
(Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES *(Place an "X" in One Box for Plaintiff*
(For Diversity Cases Only)   *and One Box for Defendant)*

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated *or* Principal Place of Business In This State	☐ 4	☐ 4
Citizen of Another State	☐ 2	☐ 2	Incorporated *and* Principal Place of Business In Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT *(Place an "X" in One Box Only)*

CONTRACT	TORTS		FORFEITURE/PENALTY	BANKRUPTCY	OTHER STATUTES
☐ 110 Insurance	**PERSONAL INJURY**	**PERSONAL INJURY**	☐ 625 Drug Related Seizure of Property 21 USC 881	☐ 422 Appeal 28 USC 158	☐ 375 False Claims Act
☐ 120 Marine	☐ 310 Airplane	☐ 365 Personal Injury - Product Liability	☐ 690 Other	☐ 423 Withdrawal 28 USC 157	☐ 376 Qui Tam (31 USC 3729(a))
☐ 130 Miller Act	☐ 315 Airplane Product Liability	☐ 367 Health Care/			☐ 400 State Reapportionment
☐ 140 Negotiable Instrument	☐ 320 Assault, Libel & Slander	Pharmaceutical Personal Injury		**PROPERTY RIGHTS**	☐ 410 Antitrust
☐ 150 Recovery of Overpayment & Enforcement of Judgment	☐ 330 Federal Employers' Liability	Product Liability		☐ 820 Copyrights	☐ 430 Banks and Banking
☐ 151 Medicare Act	☐ 340 Marine	☐ 368 Asbestos Personal Injury Product		☐ 830 Patent	☐ 450 Commerce
☐ 152 Recovery of Defaulted Student Loans (Excludes Veterans)	☐ 345 Marine Product Liability	Liability		☐ 840 Trademark	☐ 460 Deportation
	☐ 350 Motor Vehicle	**PERSONAL PROPERTY**	**LABOR**	**SOCIAL SECURITY**	☐ 470 Racketeer Influenced and Corrupt Organizations
☐ 153 Recovery of Overpayment of Veteran's Benefits	☐ 355 Motor Vehicle Product Liability	☐ 370 Other Fraud	☐ 710 Fair Labor Standards Act	☐ 861 HIA (1395ff)	☐ 480 Consumer Credit
☐ 160 Stockholders' Suits	☐ 360 Other Personal Injury	☐ 371 Truth in Lending	☐ 720 Labor/Management Relations	☐ 862 Black Lung (923)	☐ 490 Cable/Sat TV
☐ 190 Other Contract	☐ 362 Personal Injury - Medical Malpractice	☐ 380 Other Personal Property Damage	☐ 740 Railway Labor Act	☐ 863 DIWC/DIWW (405(g))	☒ 850 Securities/Commodities/ Exchange
☐ 195 Contract Product Liability		☐ 385 Property Damage Product Liability	☐ 751 Family and Medical Leave Act	☐ 864 SSID Title XVI	☐ 890 Other Statutory Actions
☐ 196 Franchise			☐ 790 Other Labor Litigation	☐ 865 RSI (405(g))	☐ 891 Agricultural Acts
REAL PROPERTY	**CIVIL RIGHTS**	**PRISONER PETITIONS**	☐ 791 Employee Retirement Income Security Act	**FEDERAL TAX SUITS**	☐ 893 Environmental Matters
☐ 210 Land Condemnation	☐ 440 Other Civil Rights	**Habeas Corpus:**		☐ 870 Taxes (U.S. Plaintiff or Defendant)	☐ 895 Freedom of Information Act
☐ 220 Foreclosure	☐ 441 Voting	☐ 463 Alien Detainee		☐ 871 IRS—Third Party 26 USC 7609	☐ 896 Arbitration
☐ 230 Rent Lease & Ejectment	☐ 442 Employment	☐ 510 Motions to Vacate Sentence			☐ 899 Administrative Procedure Act/Review or Appeal of Agency Decision
☐ 240 Torts to Land	☐ 443 Housing/ Accommodations	☐ 530 General			
☐ 245 Tort Product Liability	☐ 445 Amer. w/Disabilities - Employment	☐ 535 Death Penalty	**IMMIGRATION**		☐ 950 Constitutionality of State Statutes
☐ 290 All Other Real Property	☐ 446 Amer. w/Disabilities - Other	**Other:**	☐ 462 Naturalization Application		
	☐ 448 Education	☐ 540 Mandamus & Other	☐ 465 Other Immigration Actions		
		☐ 550 Civil Rights			
		☐ 555 Prison Condition			
		☐ 560 Civil Detainee - Conditions of Confinement			

V. ORIGIN *(Place an "X" in One Box Only)*

☒ 1   Original Proceeding   ☐ 2   Removed from State Court   ☐ 3   Remanded from Appellate Court   ☐ 4   Reinstated or Reopened   ☐ 5   Transferred from Another District *(specify)*   ☐ 6   Multidistrict Litigation

VI. CAUSE OF ACTION
Cite the U.S. Civil Statute under which you are filing *(Do not cite jurisdictional statutes unless diversity)*:
15 U.S.C. Section 80a-35(b)
Brief description of cause:
Excessive and unlawful fees paid in violation of Sec. 36(b)   AP Docket

VII. REQUESTED IN COMPLAINT:
☐ CHECK IF THIS IS A **CLASS ACTION** UNDER RULE 23, F.R.Cv.P.
DEMAND $
CHECK YES only if demanded in complaint:
JURY DEMAND: ☒ Yes   ☐ No

VIII. RELATED CASE(S) IF ANY
(See instructions):   JUDGE   Christine M. Arguello   DOCKET NUMBER   1:16-cv-00230-CMA-MJW

DATE
12/23/2016

SIGNATURE OF ATTORNEY OF RECORD
/s/ Jerome J. Schlichter

FOR OFFICE USE ONLY

RECEIPT #   AMOUNT   APPLYING IFP   JUDGE   MAG. JUDGE

JS 44 Reverse (Rev. 11/15) District of Colorado Form

INSTRUCTIONS FOR ATTORNEYS COMPLETING CIVIL COVER SHEET FORM JS 44

Authority For Civil Cover Sheet

The JS 44 civil cover sheet and the information contained herein neither replaces nor supplements the filings and service of pleading or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. Consequently, a civil cover sheet is submitted to the Clerk of Court for each civil complaint filed. The attorney filing a case should complete the form as follows:

I.(a)   **Plaintiffs-Defendants.** Enter names (last, first, middle initial) of plaintiff and defendant. If the plaintiff or defendant is a government agency, use only the full name or standard abbreviations. If the plaintiff or defendant is an official within a government agency, identify first the agency and then the official, giving both name and title.

(b)   **County of Residence.** For each civil case filed, except U.S. plaintiff cases, enter the name of the county where the first listed plaintiff resides at the time of filing. In U.S. plaintiff cases, enter the name of the county in which the first listed defendant resides at the time of filing. (NOTE: In land condemnation cases, the county of residence of the "defendant" is the location of the tract of land involved.)

(c)   **Attorneys.** Enter the firm name, address, telephone number, and attorney of record. If there are several attorneys, list them on an attachment, noting in this section "(see attachment)".

II.   **Jurisdiction.** The basis of jurisdiction is set forth under Rule 8(a), F.R.Cv.P., which requires that jurisdictions be shown in pleadings. Place an "X" in one of the boxes. If there is more than one basis of jurisdiction, precedence is given in the order shown below.
United States plaintiff. (1) Jurisdiction based on 28 U.S.C. 1345 and 1348. Suits by agencies and officers of the United States are included here.
United States defendant. (2) When the plaintiff is suing the United States, its officers or agencies, place an "X" in this box.
Federal question. (3) This refers to suits under 28 U.S.C. 1331, where jurisdiction arises under the Constitution of the United States, an amendment to the Constitution, an act of Congress or a treaty of the United States. In cases where the U.S. is a party, the U.S. plaintiff or defendant code takes precedence, and box 1 or 2 should be marked.
Diversity of citizenship. (4) This refers to suits under 28 U.S.C. 1332, where parties are citizens of different states. When Box 4 is checked, the citizenship of the different parties must be checked**.** (See Section III below**; NOTE: federal question actions take precedence over diversity cases.**)

III.   **Residence (citizenship) of Principal Parties.** This section of the JS 44 is to be completed if diversity of citizenship was indicated above. Mark this section for each principal party.

IV.   **Nature of Suit.** Place an "X" in the appropriate box. If the nature of suit cannot be determined, be sure the cause of action, in Section VI below, is sufficient to enable the deputy clerk or the statistical clerk(s) in the Administrative Office to determine the nature of suit. If the cause fits more than one nature of suit, select the most definitive.

V.   **Origin.** Place an "X" in one of the six boxes.
Original Proceedings. (1) Cases which originate in the United States district courts.
Removed from State Court. (2) Proceedings initiated in state courts may be removed to the district courts under Title 28 U.S.C., Section 1441. When the petition for removal is granted, check this box.
Remanded from Appellate Court. (3) Check this box for cases remanded to the district court for further action. Use the date of remand as the filing date.
Reinstated or Reopened. (4) Check this box for cases reinstated or reopened in the district court. Use the reopening date as the filing date.
Transferred from Another District. (5) For cases transferred under Title 28 U.S.C. Section 1404(a). Do not use this for within district transfers or multidistrict litigation transfers.
Multidistrict Litigation. (6) Check this box when a multidistrict case is transferred into the district under authority of Title 28 U.S.C. Section 1407. When this box is checked, do not check (5) above.

VI.   **Cause of Action.** Report the civil statute directly related to the cause of action and give a brief description of the cause. **Do not cite jurisdictional statutes unless diversity.** Example: U.S. Civil Statute: 47 USC 553 Brief Description: Unauthorized reception of cable service; **OR "AP Docket."**

VII.   **Requested in Complaint.** Class Action. Place an "X" in this box if you are filing a class action under Rule 23, F.R.Cv.P.
Demand. In this space enter the actual dollar amount being demanded or indicate other demand, such as a preliminary injunction.
Jury Demand. Check the appropriate box to indicate whether or not a jury is being demanded.

VIII.   **Related Cases.** This section of the JS 44 is used to reference related pending cases, if any. If there are related pending cases, insert the docket numbers and the corresponding judge names for such cases.

Date and Attorney Signature. Date and sign the civil cover sheet.